

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 3-9-07

RECD S.E.C.
MAR 2 6 2007
1086

March 22, 2007

Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2007

Re: Dean Foods Company
Incoming letter dated March 9, 2007

Dear Mr. Neuhauser:

This is in response to your letter dated March 9, 2007, which we received on March 12, 2007, concerning the shareholder proposal submitted to Dean Foods by Boston Common Asset Management, LLC, the Needmor Fund, and the Dominican Sisters of Springfield, Illinois. We also have received a letter from the company dated March 19, 2007. On March 9, 2007, we issued our response expressing our informal view that Dean Foods could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director



07050061

cc: Steven J. Kemps
Senior Vice President
and Deputy General Counsel
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, TX 75201

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

931336

FAX TRANSMISSION

To: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: March 11, 2007

Re: Shareholder proposal submitted to Dean Foods Company

Number of pages, including this page = 8

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 9, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RECEIVED
2007 MAR 12 AM 8:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Dean Foods Company

Dear Sir/Madam:

I have been asked by Boston Common Assert Management, the Needmor Fund and the Dominican Sisters of Springfield, Illinois (who are hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Dean Foods Company (hereinafter referred to either as "Dean" or the "Company"), and who have jointly submitted a shareholder proposal to Dean, to respond to the letter dated January 19, 2007, sent to the Securities & Exchange Commission by the Company, in which Dean contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Dean's year 2007 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Dean's Board to review its policies and procedures with respect to its organic dairy products.

INTRODUCTION

The characteristics of "factory farming" are generally deemed to include, *inter alia,* the following:

> **Hundreds to thousands of animals (mainly cows, pigs, chickens or turkeys) confined tightly together and provided little or no access to sunlight, fresh air or room for natural movement**
>
> **Liquid waste systems and "lagoons" to store raw manure.**
>
> **Buildings that confine animals indoors and control their environment.**

RULE 14a-8(a)(i)(7)

Dean's Horizon Organic ("Horizon") is the leading United States brand of organic milk and dairy products. Such organic products command a premium price in the marketplace. Although Horizon's own farms safeguard the animal welfare of their dairy herds, there have been allegations that some of the 360 non-owned farms from which Horizon sources its milk are "factory farms" where the cows are usually confined. Inhumane animal welfare conditions of close confinement also lead to environmental problems, especially pollution from animal waste runoff.

The Proponents' shareholder proposal therefore raises two significant policy issues, pertaining to the environment and to animal welfare, which preclude the application of Rule 14-a(8(i)(7) to their proposal.

I.

With respect to animal welfare, we note that Horizon's web site has a section entitled "Organic Stewardship" in which it is stated that "At both of our farms, our animals are never confined". No such statement is made with respect to the animals on the farms from which Horizon sources 80% of its milk. Similarly, that same section of the web site has a sub-section entitled "Guides for Herd Health" in which Horizon lists the "essential elements of successful organic livestock management practiced on our farms and those of our farmer partners". Conspicuous by its absence is any reference to any guideline that would preclude Horizon's "partners" from engaging in factory farming where the animals are frequently strictly confined in barns and do not graze in fields. In a like manner, the section of the web site entitled "Animal Welfare" quotes extensively from Dr. Hubert Karreman, who states, inter alia, that "on an organic farm, optimum care means . . . exercise, fresh air . . ." There is no indication that such "optimum care" is required of Horizon's suppliers. This very week (March 8, 2007), Horizon issued a Press Release entitled "Horizon Organic 'Standards of Care' Underscore Commitment to Animal Welfare, Agricultural Sustainability, and Environmental Stewardship". In that document Horizon enumerated "some of the practices outlined in [its] standards", including:

- Ensuring that cows graze on organic grass every day during the active growing season (frost to frost) and as many days as possible during the dormant season;
- Ensuring that cows are outside year-round to exercise, socialize and interact with the land;

Unfortunately, these standards apply only to its own two farms and do not apply to the farms from which Horizon purchases the vast majority of its milk.

Indeed, Horizon believes that factory farming should be banned from organic farms. In a 2006 Press Release Horizon stated:

Horizon Organic® Supports Pasture Requirement

Organic dairy leader urges USDA to adopt stricter regulations

BROOMFIELD, Colo. (April 21, 2006) -- The first national organic dairy brand applauds the U.S. Department of Agriculture for focusing on grazing issues at its National Organic Standards Board Pasture Symposium earlier this week, and encouraged the USDA to adopt stricter organic dairy grazing regulations.

Kelly Shea, Horizon Organic®'s Vice President of Organic Stewardship and Industry Relations, noted that Horizon Organic has repeatedly asked the USDA to clarify and strengthen pasture requirements for organic livestock.

"We at Horizon Organic actively support changes to the organic regulations clarifying that the requirements for pasture apply to all ruminants, including lactating animals," Shea said.

"We also fully support a change that would require active grazing for at least 120 days during the growing season. It is critical that all organic farmers--including those in the process of transitioning to organic--have certainty versus ambiguity wherever possible."

Nevertheless, Horizon itself has no such standard for the herds that supply its own organic milk.

The Staff has long held that shareholder proposals involving animal welfare raise significant policy issues. Thus in 1989 and 1990 the Staff held that a proposal that requested that the Board "form a committee to investigate the effect of "factory farming" on the animals whose meat and eggs [the registrant] sells, and report back to shareholders its findings and recommendations as to how the company can encourage development of more humane ways of raising these animals" could not be omitted on ordinary business grounds and went on to state that:

> In this regard, it appears to the staff that the proposal relates not to the selection or retention of suppliers, but to the broader issue of humane treatment of animals raised for consumption in restaurants operated by the Company's subsidiary. In the staff's view, this is a matter which raises significant policy issues that go beyond the conduct of the Company's ordinary business operations. *PepsiCo., Inc.* (March 9, 1990); *McDonald's Corporation* (March 3, 1989).

See also, e.g., *Outback Steakhouse, Inc.* (March 6, 2006) (method of killing chickens); *Hormel Foods Corporation* (November 10, 2005) (same); *Wendy's International, Inc.* (February 8, 2005) (same); *Wyeth* (February 8, 2005) (humane treatment of horses); *Intel Corporation* (March 19, 1999) (policy of non-infliction of pain or death to animals in connection with Intel Science Fair), as well as numerous Staff letters with respect to using animals in testing. We note that the *Outback*, *Hormel* and *Wendy's* letters all involved, as does the instant case, the actions of the registrant's suppliers, rather than the actions of the registrant itself.

Since the Proponents' shareholder proposal raises an important matter of policy with respect to animal welfare, the proposal cannot be deemed to be an ordinary business matter that is excludable by virtue of Rule 14a-8(i)(7).

II

As noted previously, close confinement of animals inevitably leads to environmental problems because there is inevitably an inability to control the waste runoff. Although numerous examples of the environmental dangers of factory farms could be cited, we will cite just one. One of the worst ecological disasters in US history occurred during September, 1999, in North Carolina as a result of hurricane Floyd and was subsequently described as follows in a Knight-Ridder Tribune Business News report dated September 28, 2000:

> On Sept. 16, 1999, Hurricane Floyd rocked the East Coast, hitting North Carolina especially hard. Fifty-seven lives and thousands of homes were lost.
>
> The disaster also brought to national attention a major environmental threat to waterways and health: high-density farming operations, also known as factory farms.
>
> A year after Floyd, North Carolina is still tallying environmental damages while the state works to minimize risks in the floodplain.

Hurricane Floyd dumped a record amount of rainfall -- 15 to 20 inches -- and battered the North Carolina coast with storm surges more than 10 feet high.

It also brought the controversy over factory farms literally to the surface through images of dead hogs floating across the landscape in the wake of the hurricane.

"In particular in North Carolina, legislators and the governor made statements that 'We need to do things differently ... this type of damage isn't acceptable,'" said Megan Fowler of the Sierra Club.

High-density hog farming in North Carolina is a big business -- and a controversial one. The state is the nation's largest hog producer after Iowa. Some 92 percent of the North Carolina's 10 million hogs are raised on farms containing at least 2,000 hogs.

On these farms, millions of pounds of waste and manure are flushed out of hog houses into open-air lagoons, which produce large volumes of gases such as ammonia and methane. The lagoons can leak into the ground or spill over into waterways, as when Floyd dumped record amounts of rain.

As these lagoons fill, excess liquid is sprayed onto nearby crops and grasses. Spraying spits large amounts of nutrients-turned-pollutants into the air that rain down on land and water. Spraying also intensifies odors from hog waste.

The majority of North Carolina's hog factories are located in the eastern third of the state in ecologically sensitive wetlands and floodplains. For example, the combined hog population of Duplin and Sampson counties numbers more than 4 million.

North Carolina's hogs annually produce 19 million tons of feces and urine, or 50,000 tons a day, which amounts to more waste in one year than the entire human population of Charlotte, North Carolina produces in 58 years, according to the Environmental Defense's Hogwatch campaign. One hog excretes more than 10 pounds of urine and feces per day, or almost 2 tons a year...

Since the Proponents' shareholder proposal pertains to the effects of large-scale livestock operations on the environment, it raises an important policy issue and therefore is not excludable by virtue of Rule 14a-8(i)(7).

III

The Proponents' shareholder proposal cannot fairly be deemed a "risk" proposal. It does not call for an internal evaluation of financial or litigation risk. Its only references are to risks to the Company's reputation. In this respect the proposal is far less of a request for risk evaluation than are shareholder proposals requesting a report "in response to rising regulatory, competitive and public pressure" on climate change, which proposals the Staff has not deemed to be "risk" proposals and therefore have not been excludable as matters of ordinary business. See, e.g., *The Ryland Group. Inc.* (February 1, 2005); *Reliant Resources, Inc.* (March 5, 2004); *Unocal Corporation* (February 23, 2004); *Valero Energy Corporation* (February 6, 2004); *Apache Corporation* (February 6, 2004); *Anadarko Petroleum Corporation* (February 4, 2004). The *Ryland* letter is especially instructive since it made reference to the fact that energy efficiency "can result in financial and competitive advantages to the company" and that failure to act "could expose the company to regulatory and litigation risk, and reputation damage". Although that registrant argued that the proposal called for an evaluation of financial risk (and cited the *Xcel* letter, among others), the Staff rejected the company's ordinary business argument. In the instant case, the Proponents' shareholder proposal calls for far less of a risk assessment than was present in the *Ryland* letter. There are only (i) a reference in the Resolve Clause to the "company's reputation with organic food consumers" and (ii) a reference in the Supporting Statement to the *generic* fact that "protecting consumer confidence is essential for the long term value of organic food brands".

We note that the letters cited by the Company in the middle paragraph on page 5 of its letter are inapposite. The proposal in the *General Electric Company* letter did not simply refer to reputational risk, but also included the statement that the Board should evaluate the "long-term risks and policy implications of the offshoring and outsourcing strategies the Company has chosen to pursue" and that "The outsourcing and offshoring of manufacturing and service work may be profitable in the short term, but in our view may have significant long-term consequences" and in the Resolve clause explicitly asked for an evaluation of risk. Similarly, in the *Newmont Mining Corporation* letter, the proponent talked of "risks" to "share value" and the Resolve clause explicitly requested a "review its operations . . . with a particular reference to potential financial" risks.

In short, unlike the shareholder proposals in *General Electric* and *Newmont*, the proponents' proposal does not call for an evaluation of financial risks.

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Steven Kemps, Esq.
Steven Heim
Leslie Lowe
Fr. Mike Hoolahan

From: CFLETTERS
Sent: Monday, March 19, 2007 5:21 PM
To:
Cc:
Subject: FW: Dean Foods
Attachments: 4664_001.pdf

From: Cross, Meredith [mailto:Meredith.Cross@wilmerhale.com]
Sent: Monday, March 19, 2007 5:16 PM
To: CFLETTERS; Yu, Ted
Cc: Cross, Meredith; Fox, Raquel; steve_kemps@sec.gov
Subject: Dean Foods

Attached is a letter from Dean Foods with respect to the no-action letter granted by the Staff on March 9, 2007 and the follow up letter of Mr. Neuhauser.

Thank you, Meredith Cross

Meredith B. Cross
WilmerHale
1875 Pennsylvania Avenue NW
Washington, DC 20006 USA
+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com



March 19, 2007

By Email: cfletters@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dean Foods Company — Response to Proponents' March 9, 2007 Letter

Ladies and Gentleman:

This letter is in response to the letter dated March 9, 2007 to you from Paul N. Neuhauser, on behalf of Boston Common Asset Management, LLC, the Needmor Fund and the Dominican Sisters of Springfield Illinois (collectively, the "Proponents"), a copy of which is attached hereto as Exhibit A (the "March Letter"). It is our understanding that the Staff will treat the March Letter as a request for reconsideration of the no-action letter that the Staff issued to Dean Foods Company ("Dean" or the "Company"), on March 9, 2007 (the "No-Action Letter").[1] In granting no-action relief, the Staff stated that "[t]here appears to be some basis for your view that Dean Foods may exclude the proposal under rule 14a-8(i)(7), as relating to Dean Foods' ordinary business operations (i.e., customer relations and decisions relating to supplier relationships)." Capitalized terms used herein and not otherwise defined herein have the meanings set forth in our initial letter dated January 19, 2007 (the "January Letter").

Dean hereby requests that the Proponents' request for reconsideration of the No-Action Letter be denied. The Staff's response, as set forth in the No-Action Letter, is both clearly correct and entirely consistent with the Commission's rules and releases, as well as the Staff's previous no-action letters.

---

[1] The March Letter is a response to our initial letter dated January 19, 2007. Since the March Letter was provided on the same day the Staff issued the No-Action Letter, we are assuming the Staff is treating the March Letter as a request for reconsideration of the No-Action Letter, and we are responding to the March Letter on that basis.

Dean Foods Company *2515 McKinney Avenue, Suite 1200* *Dallas, Texas 75201* *telephone 214 303 3400* *facsimile 214 303 3499*

ANALYSIS

The Proposal requests that an independent committee of the Board review the Company's policies and procedures for its organic dairy products and report to shareholders on the adequacy of the policies and procedures to (i) protect the Company's organic dairy brands and the Company's reputation with organic food consumers and (ii) address consumer and media criticism of the Company's organic production and sourcing practices. The Proponents attempt to characterize the Proposal as comparable to an animal welfare proposal, and as a result, assert that it may not be excluded under Rule 14a-8(i)(7). In addition, the Proponents claim that the Proposal may not be omitted because it raises a significant policy issue pertaining to the environment. Further, the Proponents claim that the Proposal does not seek an assessment of financial risks. Each of these assertions is clearly incorrect.

Before addressing the Proponents' assertions, we note that the Proponents' letter provides an inaccurate depiction of Dean's suppliers' practices. All organic raw milk that Dean acquires from its suppliers is required to be, and is, sourced exclusively from suppliers whose farms are certified organic in accordance with the requirements of the National Organic Program ("NOP") established by the United States Department of Agriculture ("USDA"). In order to receive such certification, the organic production methods and practices of Dean's organic raw milk suppliers are verified annually by a USDA accredited certification agency. The organic standards include, among many other requirements, standards with respect to the treatment of animals and animal welfare.

With respect to the substance of the Proponents' claims, first, the Proponents totally mischaracterize the Proposal when they assert that it is similar to the animal welfare proposals that have not been excludable as ordinary business under past Staff letters. As we explained in the January Letter, the Proposal relates directly to the Company's process of producing organic milk and its choice of supply and suppliers for raw materials for its products. The Staff concurred with our view that the Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. We note that the supporting statement in the Proposal mentions humane animal husbandry practices and makes one reference to an allegation of confinement. By contrast, unlike the Proposal, the letters cited by the Proponents in the March Letter squarely address only one issue: animal welfare. In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff confirmed that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statements as a whole." It is unmistakable that, taken as a whole, the proposals and supporting statements cited by the proponent in the March Letter distinctly focus on the social policy issue of animal welfare. By contrast, the report requested by the Proponents would address multiple ordinary business issues involving the Company's process of producing organic milk, retention of suppliers, choice of raw materials, compliance with the United States

Department of Agriculture's organic standards and other supply chain issues.[2] The Proposal seeks to "micro-manage" the Company by probing too deeply into complex supply chain issues, including product quality, product costs, geographic location, processing and distribution costs and availability. The Proposal is squarely focused on ordinary business matters.

The two proposals related to "factory farming" that are cited in the March Letter are clearly distinguishable from the Proposal. The humane treatment of animals is the central theme of both proposals. For example, the proposals in *McDonald's Corporation* (March 3, 1989) and *PepsiCo., Inc.* (March 9, 1990) seek the establishment of a committee to investigate the effect of "factory farming" on animals whose meat and poultry are used in the company's products and request recommendations concerning how each company can encourage the development of more humane farming techniques. It is clear that the proposal and supporting statements in both *McDonalds Corporation* and *PepsiCo., Inc.* were focused on the conditions in factory farms and the impact of those conditions on animals. By contrast, the Proposal does not request an investigation or report on the treatment of cows used to source the Company's organic milk, but instead requests a report on the policies and procedures for the Company's organic dairy products and their impact on the Company's organic dairy brands. Animal welfare is just one of many aspects that impacts whether the Company's products are certified organic. The objective of the Proposal is the protection of the Company's dairy brands and reputation and organic dairy production and sourcing practices. The Proponents' reliance on the factory farming proposals is entirely misplaced.

Similarly, the no-action letters cited in the March Letter that address humane slaughtering methods are not relevant to an analysis of the Proposal. For example, the Proponents emphasize that *Outback*, *Hormel* and *Wendy's* involve actions of the registrant's suppliers, but each example centers on the welfare of chickens as evidenced by the proponent's request for a report on the controlled-atmosphere killing of chickens. See e.g. *Outback Steakhouse, Inc.* (March 6, 2006); *Hormel Foods Corporation* (November 10, 2005) and *Wendy's International, Inc.*

---

[2] The January Letter also cites *Borden* (January 16, 1990) and *The Kroger Co.* (March 23, 1992), which are related to the company's use of food irradiation processes and irradiated food supplies. Both proposals were deemed to be properly excludable under Rule 14a-8(i)(7). In *Borden*, the Staff concluded that the matter related to the "conduct of the [c]ompany's ordinary business operations (i.e., the choice of processes and supplies used in the preparation of its products)." Similarly in *Kroger*, the Staff concurred that it was a matter related to the "conduct of the [c]ompany's ordinary business operations (i.e., products and product lines retailed by the [c]ompany including the choice of processes and supplies used in the preparation of its products)."

(February 8, 2005). These proposals expressly and explicitly detail the animal welfare benefits of controlled-atmosphere killing, with the focus being entirely on the humane treatment of animals. In distinct contrast, the Proposal relates to the "legitimacy of organic farming standards" and protection of the Company's organic dairy brands. The Proponents' attempt to compare the Proposal to no-action letters plainly focused on the humane method of slaughtering chickens is clearly misguided.

The March Letter cites *Intel Corporation* (March 19, 1999) even though it is entirely unrelated to the Proposal at issue. The single theme of the *Intel* proposal is the welfare of vertebrae animals used in Intel International Science and Engineering Fairs. In *Intel*, the proponent requested an amendment to certain science fair rules in order to "prevent children from inflicting pain or death on vertebrae animals." In similar fashion, the Staff has recognized that the humane treatment of animals in testing is a significant social policy issue. See e.g. *Avon Products, Inc.* (March 30, 1988). However, the Proposal focuses on policies and procedures related to organic dairy products, not the welfare of animals used in testing or experiments. The *Intel* letter cited in the March Letter is clearly not applicable to the Proposal.

The organic dairy products and farming processes at issue in the Proposal do not rise to the level of the two significant social policy issues addressed in *Wyeth* (February 8, 2005). The proposal in *Wyeth* squarely addressed two significant social policy issues: the interest of women's health and the protection of mares. First, the proposal in *Wyeth* called for the discontinuation of the therapeutic drug, Premarin, and related products due to the potential risk for negative health effects to women. The second significant policy issue addressed in *Wyeth* was the welfare of the mares used to produce Wyeth's products and their offspring. In order to illustrate this point, the proposal emphasized the oversupply of mares who are sold for slaughter and proposed "buy-outs of farmers and placement of the mares in caring homes, or surrender to rescue organizations." The organic dairy products and farming processes at issue in the Proposal are clearly distinguishable from the two significant policy issues addressed in *Wyeth*.

The Staff has recognized that not all proposals that touch on the social policy issues of animal welfare and public health transcend ordinary business for purposes of the analysis under Rule 14a-8(i)(7). In further support of the excludability of the Proposal, the January Letter cites *Seaboard Corporation* (March 3, 2003). In *Seaboard*, the proposal requested a review of the company's policies regarding the use of antibiotics in its hog production facilities and those of its suppliers. The supporting statement in *Seaboard* also referenced "benefits to human and animal health," "improving animal husbandry practices" and attracting the loyalty of "health-conscious consumers." Notwithstanding these references, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7), on the grounds that it related to "ordinary business operations." The Proposal also touches on social policy issues, but the references are even less pervasive than in *Seaboard*. Thus, following *Seaboard*, we believe that the Proposal properly may be excluded under Rule 14a-8(i)(7).

Second, contrary to the Proponents' assertion, the Proposal does not rise to the level of environmental policy issues that compel inclusion of proposals that would otherwise be omitted under Rule 14a-8(i)(7). Unlike the Proposal, the March Letter provides a description of the characteristics of "factory farming" and the environmental effects of factory farms (in particular, high-density hog farms). As we noted in the January Letter, the fact that the Proponents' supporting statement makes reference to environmental concerns does not change the character of the Proposal as one related to the Company's ordinary business operations. As a result, the Company believes the "significant social policy exception" to Rule 14a-8(i)(7) for environmental policy matters is inapplicable to the Proposal.

Finally, the Proponents' argument that the Proposal does not request that the Company make an internal assessment of financial risks is clearly inaccurate. The Proposal expressly requests that an independent committee of the Board prepare a report on the adequacy of the Company's policies and procedures to "protect our organic dairy brands and our [C]ompany's reputation." In other words, the Proposal is seeking an internal assessment of the financial risks arising from the Company's organic dairy production and sourcing practices. The Proposal is plainly focused on the Proponents' concern that the Company may be exposed to financial risk and decreased shareholder value as a result of its organic dairy practices. To illustrate this point, the Proposal's title includes the phrase "...concerns regarding the [r]eputation and propriety of Dean Foods' organic dairy labels." In addition, the Proposal's supporting statement concludes with the concern for "brand image and shareholder value."[3] One of the unmistakable themes of the Proposal is the propriety of the Company's organic dairy labels.

The Proponents' comparisons to *Ryland Group, Inc.* (February 1, 2005) and substantially similar no-action letters are simply not relevant to the risk assessment at issue in the Proposal. For example, *Ryland* addresses a significant social policy issue with respect to environmental protection and requests a report on energy efficiency and reduction of greenhouse gas

[3] The March Letter incorrectly states that there are only two references to financial risk in the Proposal and fails to mention the references to financial risk in the title and the concluding sentence of the supporting statement. The March Letter includes the reference in the resolve clause to the "company's reputation with organic consumers," which is illustrative that their primary concern is that the Company's organic dairy practices may expose it to economic risk. The second reference to financial risk mentioned in the March Letter is "protecting consumer confidence is essential for the long-term value of organic consumers."

emissions.[4] Unlike *Ryland*, the Proposal neither requests that the Company changes its policies nor demands that the report itself address a specific social policy issue. Rather, the Proposal directs the Company to review its policies and procedures for its organic dairy products and to report on their impact on such things as brand image and reputation, not environmental protection or any other social policy issue. As discussed in the January Letter, the assessment of reputational and brand risk is highly complex and requires a detailed assessment of economic, legal and statistical factors which are central to the Company's ordinary business operations. The Proponents' argument that the Proposal does not involve an assessment of financial risk is plainly inaccurate.

The Proponents' suggestion that *General Electric Company* (January 13, 2006) is not analogous to the Proposal ignores the that fact that the proposal in *General Electric* requested a report evaluating "the risk of damage to GE's brand name and reputation." The Proponent points out that the proposal in *General Electric* mentions "long-term risks and policy implications" and "significant long-term consequences." However, the Staff was not persuaded that the proposal was not part of General Electric's day-to-day operating decisions. As a result, the Staff concurred in *General Electric* that risk to the company's name and reputation as a result of outsourcing related to ordinary business operations. In a similar tone to the Proposal, the supporting statement in *General Electric* references a vulnerability to "consumer disaffection", the effect of the company's reputation on consumer purchases and suggests that "GE's brand name may be its most important asset." Likewise in *Newmont Mining Corporation* (January 12, 2006), the proponent seeks a review of the company's ordinary business operations with a "particular reference to financial and reputational risks." Similarly, the Proposal seeks a review of the Company's ordinary business operations with a focus on the Company's reputation and concludes with an explicit reference to "shareholder value," which is analogous to the reference in *Newmont* to "share value." The Proponents' attempt to draw a distinction between *General Electric*, *Newmont* and the Proposal is without merit.

CONCLUSION

For the reasons set forth above and in our January Letter, the Company hereby respectfully requests that the Staff deny the Proponents' request for reconsideration. Please do not hesitate to call me at (214) 303-3432 if you require additional information or wish to discuss this submission further. We note that we need to release our proxy materials to print promptly

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[4] The March Letter also cites *Reliant Resources, Inc.* (March 5, 2004); *Unocal Corporation* (February 23, 2004); *Valero Energy Corporation* (February 6, 2004); *Apache Corporation* (February 6, 2004); and *Anadarko Petroleum Corporation* (February 4, 2004). Each of these no-action letters is substantially similar to *Ryland* and requests a report on gas emissions.

in order to meet our shareholders' meeting schedule. Consequently, we respectively request that the Staff issue its response as soon as possible. You may fax your response to Meredith B. Cross at WilmerHale (fax number 202-663-6363; phone number 202-663-6644). We note that Mr. Neuhauser, counsel for the Proponents, has indicated that he can receive faxes at his telephone and fax number provided in his letter (941-349-6164).

Sincerely,



Steven J. Kemps
Senior Vice President and Deputy General Counsel

Attachments: Exhibit A

cc: Michelle P. Goolsby -- Dean Foods Company
Meredith B. Cross -- Wilmer Cutler Pickering Hale and Dorr LLP
Steven Heim -- Boston Common Management , LLC
Sister Linda Hayes, OP -- Dominican Sisters of Springfield, IL

EXHIBIT A

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 9, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Dean Foods Company

Dear Sir/Madam:

I have been asked by Boston Common Assert Management, the Needmor Fund and the Dominican Sisters of Springfield, Illinois (who are hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Dean Foods Company (hereinafter referred to either as "Dean" or the "Company"), and who have jointly submitted a shareholder proposal to Dean, to respond to the letter dated January 19, 2007, sent to the Securities & Exchange Commission by the Company, in which Dean contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Dean's year 2007 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Dean's Board to review its policies and procedures with respect to its organic dairy products.

INTRODUCTION

The characteristics of "factory farming" are generally deemed to include, *inter alia*, the following:

Hundreds to thousands of animals (mainly cows, pigs, chickens or turkeys) confined tightly together and provided little or no access to sunlight, fresh air or room for natural movement

Liquid waste systems and "lagoons" to store raw manure.

Buildings that confine animals indoors and control their environment.

RULE 14a-8(a)(i)(7)

Dean's Horizon Organic ("Horizon") is the leading United States brand of organic milk and dairy products. Such organic products command a premium price in the marketplace. Although Horizon's own farms safeguard the animal welfare of their dairy herds, there have been allegations that some of the 360 non-owned farms from which Horizon sources its milk are "factory farms" where the cows are usually confined. Inhumane animal welfare conditions of close confinement also lead to environmental problems, especially pollution from animal waste runoff.

The Proponents' shareholder proposal therefore raises two significant policy issues, pertaining to the environment and to animal welfare, which preclude the application of Rule 14-a(8(i)(7) to their proposal.

I.

With respect to animal welfare, we note that Horizon's web site has a section entitled "Organic Stewardship" in which it is stated that "At both of our farms, our animals are never confined". No such statement is made with respect to the animals on the farms from which Horizon sources 80% of its milk. Similarly, that same section of the web site has a sub-section entitled "Guides for Herd Health" in which Horizon lists the "essential elements of successful organic livestock management practiced on our farms and those of our farmer partners". Conspicuous by its absence is any reference to any guideline that would preclude Horizon's "partners" from engaging in factory farming where the animals are frequently strictly confined in barns and do not graze in fields. In a like manner, the section of the web site entitled "Animal Welfare" quotes extensively from Dr. Hubert Karreman, who states, inter alia, that "on an organic farm, optimum care means . . . exercise, fresh air . . ." There is no indication that such "optimum care" is required of Horizon's suppliers. This very week (March 8, 2007), Horizon issued a Press Release entitled "Horizon Organic 'Standards of Care' Underscore Commitment to Animal Welfare, Agricultural Sustainability, and Environmental Stewardship". In that document Horizon enumerated "some of the practices outlined in [its] standards", including:

- Ensuring that cows graze on organic grass every day during the active growing season (frost to frost) and as many days as possible during the dormant season;
- Ensuring that cows are outside year-round to exercise, socialize and interact with the land;

Unfortunately, these standards apply only to its own two farms and do not apply to the farms from which Horizon purchases the vast majority of its milk.

Indeed, Horizon believes that factory farming should be banned from organic farms. In a 2006 Press Release Horizon stated:

Horizon Organic® Supports Pasture Requirement

Organic dairy leader urges USDA to adopt stricter regulations

BROOMFIELD, Colo. (April 21, 2006) – The first national organic dairy brand applauds the U.S. Department of Agriculture for focusing on grazing issues at its National Organic Standards Board Pasture Symposium earlier this week, and encouraged the USDA to adopt stricter organic dairy grazing regulations.

Kelly Shea, Horizon Organic®'s Vice President of Organic Stewardship and Industry Relations, noted that Horizon Organic has repeatedly asked the USDA to clarify and strengthen pasture requirements for organic livestock.

"We at Horizon Organic actively support changes to the organic regulations clarifying that the requirements for pasture apply to all ruminants, including lactating animals," Shea said.

"We also fully support a change that would require active grazing for at least 120 days during the growing season. It is critical that all organic farmers--including those in the process of transitioning to organic--have certainty versus ambiguity wherever possible."

Nevertheless, Horizon itself has no such standard for the herds that supply its own organic milk.

The Staff has long held that shareholder proposals involving animal welfare raise significant policy issues. Thus in 1989 and 1990 the Staff held that a proposal that requested that the Board "form a committee to investigate the effect of "factory farming" on the animals whose meat and eggs [the registrant] sells, and report back to shareholders its findings and recommendations as to how the company can encourage development of more humane ways of raising these animals" could not be omitted on ordinary business grounds and went on to state that:

> In this regard, it appears to the staff that the proposal relates not to the selection or retention of suppliers, but to the broader issue of humane treatment of animals raised for consumption in restaurants operated by the Company's subsidiary. In the staff's view, this is a matter which raises significant policy issues that go beyond the conduct of the Company's ordinary business operations. *PepsiCo., Inc.* (March 9, 1990); *McDonald's Corporation* (March 3, 1989).

See also, e.g., *Outback Steakhouse, Inc.* (March 6, 2006) (method of killing chickens); *Hormel Foods Corporation* (November 10, 2005) (same); *Wendy's International, Inc.* (February 8, 2005) (same); *Wyeth* (February 8, 2005) (humane treatment of horses); *Intel Corporation* (March 19, 1999) (policy of non-infliction of pain or death to animals in connection with Intel Science Fair), as well as numerous Staff letters with respect to using animals in testing. We note that the *Outback*, *Hormel* and *Wendy's* letters all involved, as does the instant case, the actions of the registrant's suppliers, rather than the actions of the registrant itself.

Since the Proponents' shareholder proposal raises an important matter of policy with respect to animal welfare, the proposal cannot be deemed to be an ordinary business matter that is excludable by virtue of Rule 14a-8(i)(7).

II

As noted previously, close confinement of animals inevitably leads to environmental problems because there is inevitably an inability to control the waste runoff. Although numerous examples of the environmental dangers of factory farms could be cited, we will cite just one. One of the worst ecological disasters in US history occurred during September, 1999, in North Carolina as a result of hurricane Floyd and was subsequently described as follows in a Knight-Ridder Tribune Business News report dated September 28, 2000:

> On Sept. 16, 1999, Hurricane Floyd rocked the East Coast, hitting North Carolina especially hard. Fifty-seven lives and thousands of homes were lost.
>
> The disaster also brought to national attention a major environmental threat to waterways and health: high-density farming operations, also known as factory farms.
>
> A year after Floyd, North Carolina is still tallying environmental damages while the state works to minimize risks in the floodplain.

Hurricane Floyd dumped a record amount of rainfall -- 15 to 20 inches -- and battered the North Carolina coast with storm surges more than 10 feet high.

It also brought the controversy over factory farms literally to the surface through images of dead hogs floating across the landscape in the wake of the hurricane.

"In particular in North Carolina, legislators and the governor made statements that 'We need to do things differently ... this type of damage isn't acceptable,'" said Megan Fowler of the Sierra Club.

High-density hog farming in North Carolina is a big business -- and a controversial one. The state is the nation's largest hog producer after Iowa. Some 92 percent of the North Carolina's 10 million hogs are raised on farms containing at least 2,000 hogs.

On these farms, millions of pounds of waste and manure are flushed out of hog houses into open-air lagoons, which produce large volumes of gases such as ammonia and methane. The lagoons can leak into the ground or spill over into waterways, as when Floyd dumped record amounts of rain.

As these lagoons fill, excess liquid is sprayed onto nearby crops and grasses. Spraying spits large amounts of nutrients-turned-pollutants into the air that rain down on land and water. Spraying also intensifies odors from hog waste.

The majority of North Carolina's hog factories are located in the eastern third of the state in ecologically sensitive wetlands and floodplains. For example, the combined hog population of Duplin and Sampson counties numbers more than 4 million.

North Carolina's hogs annually produce 19 million tons of feces and urine, or 50,000 tons a day, which amounts to more waste in one year than the entire human population of Charlotte, North Carolina produces in 58 years, according to the Environmental Defense's Hogwatch campaign. One hog excretes more than 10 pounds of urine and feces per day, or almost 2 tons a year...

Since the Proponents' shareholder proposal pertains to the effects of large-scale livestock operations on the environment, it raises an important policy issue and therefore is not excludable by virtue of Rule 14a-8(i)(7).

III

The Proponents' shareholder proposal cannot fairly be deemed a "risk" proposal. It does not call for an internal evaluation of financial or litigation risk. Its only references are to risks to the Company's reputation. In this respect the proposal is far less of a request for risk evaluation than are shareholder proposals requesting a report "in response to rising regulatory, competitive and public pressure" on climate change, which proposals the Staff has not deemed to be "risk" proposals and therefore have not been excludable as matters of ordinary business. See, e.g., *The Ryland Group, Inc.* (February 1, 2005); *Reliant Resources, Inc.* (March 5, 2004); *Unocal Corporation* (February 23, 2004); *Valero Energy Corporation* (February 6, 2004); *Apache Corporation* (February 6, 2004); *Anadarko Petroleum Corporation* (February 4, 2004). The *Ryland* letter is especially instructive since it made reference to the fact that energy efficiency "can result in financial and competitive advantages to the company" and that failure to act "could expose the company to regulatory and litigation risk, and reputation damage". Although that registrant argued that the proposal called for an evaluation of financial risk (and cited the *Xcel* letter, among others), the Staff rejected the company's ordinary business argument. In the instant case, the Proponents' shareholder proposal calls for far less of a risk assessment than was present in the *Ryland* letter. There are only (i) a reference in the Resolve Clause to the "company's reputation with organic food consumers" and (ii) a reference in the Supporting Statement to the *generic* fact that "protecting consumer confidence is essential for the long term value of organic food brands".

We note that the letters cited by the Company in the middle paragraph on page 5 of its letter are inapposite. The proposal in the *General Electric Company* letter did not simply refer to reputational risk, but also included the statement that the Board should evaluate the "long-term risks and policy implications of the offshoring and outsourcing strategies the Company has chosen to pursue" and that "The outsourcing and offshoring of manufacturing and service work may be profitable in the short term, but in our view may have significant long-term consequences" and in the Resolve clause explicitly asked for an evaluation of risk. Similarly, in the *Newmont Mining Corporation* letter, the proponent talked of "risks" to "share value" and the Resolve clause explicitly requested a "review its operations . . . with a particular reference to potential financial" risks.

In short, unlike the shareholder proposals in *General Electric* and *Newmont*, the proponents' proposal does not call for an evaluation of financial risks.

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Steven Kemps, Esq.
Steven Heim
Leslie Lowe
Fr. Mike Hoolahan

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